UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

CEMENTOS PACASMAYO S.A.A. ANNOUNCES SHAREHOLDERS’ MEETING AGENDA

The Company’s Board of Directors, in its session held on June 19, 2015 agreed unanimously to call a Shareholders’ Meeting, to be held at Calle La Colonia No 150, Urb. El Vivero, Surco. The first call will take place at 10:00 am (Peruvian time) on July 17, 2015, while the second call will be at 10:00 am (Peruvian time) on July 21, 2015, to discuss the following agenda:

1.  Authorization for the Board to buy back shares when it considers appropriate and within the legal limits established by law, including:

a.  Establishing the mechanism and execution of the buy back, the maximum number of shares to be repurchased, the minimum and maximum prices and the timeframe for execution.

b.  The decision to keep the repurchased shares as treasury shares, and establish the time period for this.

c.  The decision to redeem the shares and, if it were the case, determine the new number of shares, the corresponding increase in the nominal value of the shares and/or the capital reduction, and the resulting change in article five of the Bylaws.

d. Implement, formalize and execute all actions and agreements that are necessary or convenient, and delegate in one or more persons, the ability to sign any public or private documents required to implement, formalize or execute said actions and agreements.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: June 22, 2015